                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                             (Amendment No. ____)(1)



                               Infocrossing, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45664X109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 14, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [x]  Rule 13d-1(b)

           [ ]  Rule 13d-1(c)

           [ ]  Rule 13d-1(d)



--------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 45664X109                     13G                    Page 2 of 10 Pages


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)

      Hilliard Farber Securities Corp.                              13-2963203
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [x]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

--------------------------------------------------------------------------------

               5.  SOLE VOTING POWER             0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6.  SHARED VOTING POWER           434,800
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7.  SOLE DISPOSITIVE POWER        0
PERSON WITH
               -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER      434,800

--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      434,800

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [  ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.2%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

         BD

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No 45664X109                     13G                    Page 3 of 10 Pages


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)

      Hilliard Farber & Co., Inc.                                   13-2838632
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [x]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

--------------------------------------------------------------------------------

               5.  SOLE VOTING POWER              0
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6.  SHARED VOTING POWER            434,800
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7.  SOLE DISPOSITIVE POWER         0
PERSON WITH
               -----------------------------------------------------------------

               8.  SHARED DISPOSITIVE POWER       434,800

--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      434,800

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.2%

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

         BD

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No 45664X109                     13G                    Page 4 of 10 Pages


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)

      Hilliard Farber & Co., Inc. Profit Sharing Trust              13-2838632
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [x]
      (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York

--------------------------------------------------------------------------------

               5.  SOLE VOTING POWER             150,800
NUMBER OF
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6.  SHARED VOTING POWER           0
OWNED BY
EACH           -----------------------------------------------------------------
REPORTING      7.  SOLE DISPOSITIVE POWER        150,800
PERSON WITH
               -----------------------------------------------------------------
               8.  SHARED DISPOSITIVE POWER      0

--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      150,800

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         2.8%

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

         EP

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No 45664X109                     13G                    Page 5 of 10 Pages


ITEM 1(a).  NAME OF ISSUER:

            Infocrossing, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2 Christie Heights Road
            Leonia, New Jersey 07605

ITEM 2(a).  NAME OF PERSON FILING:

            Hilliard Farber Securities Corp. ("HFSC")
            Hilliard Farber & Co., Inc. ("HFC")
            Hilliard Farber & Co., Inc. Profit Sharing Trust ("HFT")

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            45 Broadway
            New York, NY 10006

ITEM 2(c).  CITIZENSHIP:

            HFSC and HFC are both New York corporations. HFT is organized in New York.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $0.01 par value per share

ITEM 2(e).  CUSIP NUMBER:

            45664X109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

      (a)   [ ]  Broker or dealer registered under Section 15 of the Exchange
                 Act.

      (b)   [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c)   [ ]  Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.

      (d)   [ ]  Investment company as defined in Section 8 of the Investment
                 Company Act.

      (e)   [ ]  An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).

CUSIP No 45664X109                     13G                    Page 6 of 10 Pages

      (f)   [ ]  An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).

      (g)   [ ]  A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

      (h)   [ ]  A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.

      (i)   [ ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

      (j)   [x]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4.     OWNERSHIP:

      (a)   Amount beneficially owned:

                     HFSC               434,800
                     HFC                434,800
                     HFT                150,800

         HFSC is a wholly-owned subsidiary of HFC. HFSC holds 434,800 shares of the issuer's stock, which HFC may be deemed to beneficially own. HFT is the trust under the Hilliard Farber & Co., Inc. Profit Sharing Plan and holds 150,800 shares of the issuer's stock. Voting and dispositive power over the shares held by HFT is exercised by the administrative committee of the plan.

      (b)   Percent of class:

                     HFSC                 8.2%
                     HFC                  8.2%
                     HFT                  2.8%

         The percentages set forth in this Item 4(b) were calculated based upon the number of outstanding shares of the issuer disclosed in the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2001, as adjusted by a stock repurchase transaction described in the issuer's Current Report on Form 8-K filed on November 16, 2001. As the issuer has made no affirmative public statement of the number of outstanding shares of stock of the issuer subsequent to such repurchase transaction, the percentages set forth above are based upon an assumption by the reporting persons that all of the "restricted shares" referred to in the issuer's description of the repurchase transaction had been treated by the issuer as outstanding shares as of the date referred to in the foregoing Quarterly Report.

      (c)   Number of shares as to which such person has:

            (i)    Sole power to vote or to direct the vote:

CUSIP No 45664X109                     13G                    Page 7 of 10 Pages


                       HFSC                       0
                       HFC                        0
                       HFT                  150,800


            (ii)   Shared power to vote or to direct the vote:

                       HFSC                 434,800
                       HFC                  434,800
                       HFT                        0

            (iii)  Sole power to dispose or to direct the disposition of:

                       HFSC                       0
                       HFC                        0
                       HFT                  150,800

            (iv)   Shared power to dispose or to direct the disposition of:

                       HFSC                 434,800
                       HFC                  434,800
                       HFT                        0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [ ].

        N/A

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        N/A

ITEM 8.     IDENTIFICATION OF MEMBERS OF THE GROUP:

        N/A

ITEM 9.     NOTICE OF DISSOLUTION OF A GROUP:

        N/A

CUSIP No 45664X109                     13G                    Page 8 of 10 Pages


ITEM 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 CUSIP No 45664X109                     13G                   Page 9 of 10 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           HILLIARD FARBER SECURITIES CORP.

Dated:  December 10, 2001              By     /s/ Hilliard Farber
      ----------------------------        --------------------------------------
                                          Name: Hilliard Farber
                                          Title: President



                                       HILLIARD FARBER & CO., INC.

Dated:  December 10, 2001              By     /s/ Hilliard Farber
      ----------------------------        --------------------------------------
                                          Name: Hilliard Farber
                                          Title: President



                                       HILLIARD FARBER & CO., INC. PROFIT
                                       SHARING TRUST

                                       By: THE BANK OF NEW YORK, TRUSTEE

Dated:  December 10, 2001              By     /s/ Jean M. Grace
      ----------------------------        --------------------------------------
                                          Name: Jean M. Grace
                                          Title: Vice President